Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Digital World Acquisition Corp. (the “Company”) on Amendment No. 1 to Form S-1 of our report dated May 25, 2021, except for Notes 5 and 8, to which the date is July 8, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Digital World Acquisition Corp. as of December 31, 2020 and March 31, 2021, and for the periods from December 11, 2020 (inception) through December 31, 2020 and January 1, 2021 through March 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

July 8, 2021